UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MESA AIR GROUP, INC.

(Name of Subject Company (Issuer))

MESA AIR GROUP, INC.

(Name of Filing Persons - (Offeror))

Senior Convertible Notes due 2024

(Title of Class of Securities)

590479AC5

(CUSIP Number of Class of Securities)

Brian S. Gillman
Executive Vice President, General Counsel and Secretary
Mesa Air Group, Inc.
410 North 44th Street, Suite 100
Phoenix, Arizona 85008
(602) 685-4000

(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory R. Hall, Esq.
DLA Piper LLP (US)
2415 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(480) 606-5100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$45,390,000	**$9,078.00**

* Calculated solely for purposes of determining filing fee. The repurchase price of the Senior Convertible Notes due 2024 (the "Notes"), as described herein, is $583.40 per $1,000 principal amount at maturity outstanding plus accrued and unpaid interest thereon through February 10, 2009. As of December 31, 2008, there was approximately $77,800,000 in aggregate face value of the Notes outstanding, resulting in an aggregate maximum repurchase price of approximately $45,390,000 plus accrued and unpaid interest.

** The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1   ☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4   ☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I ("Schedule TO") is filed by Mesa Air Group, Inc., a Nevada corporation (the "Company"), and relates to an issuer tender offer made by the Company for its senior convertible notes due 2024 (the "Notes"). This offer is being made by the Company pursuant to the Indenture (defined below) governing the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Offer to Purchase Notes

On February 10, 2004, the Company issued the Notes, which resulted in gross proceeds to the Company of $100.0 million. Under the terms of the indenture, dated February 10, 2004 (the "Indenture"), among the Company, certain subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (the "Trustee"), the holders ("Holders") of the Notes have the right to require the Company to repurchase the Notes on February 10, 2009 (the "2009 Put Rights") at a price of $583.40 per $1,000 in principal amount of Notes at maturity plus any accrued and unpaid cash interest. As a result of prior conversions of the Notes by Holders, and the Company's repurchase of Notes on the open market, as of December 31, 2008, there were approximately $77.8 million in principal amount of Notes at maturity outstanding.

If the Holders exercise their 2009 Put Rights with respect to all of the Notes held by such Holders, the Company will be required to repurchase the Notes for approximately $45.4 million in cash, common stock, or a combination thereof. The Company has elected under the Indenture for any repurchases to be made entirely in shares of Common Stock, subject to the treatment of fractional shares, as described in greater detail elsewhere.

Under the terms of the Indenture, if any Holder exercises its 2009 Put Right, each $1,000 in principal amount at maturity of Notes that is validly tendered and not withdrawn would be exchanged for:

- subject to the treatment of fractional shares as described in the Offer to Exchange, a number of shares of Common Stock equal to (i) $583.40 plus any accrued and unpaid interest on the Notes being tendered through February 10, 2009, divided by (ii) the average closing per share sale price of the Common Stock, as reported on the NASDAQ Global Select market, for the five consecutive trading days ending on February 5, 2009, subject to certain potential adjustments as specified in the Indenture; or

- if the Company does not satisfy the conditions set forth in the Indenture that otherwise allow the Company to repurchase the Notes by issuing shares of Common Stock, $583.40 in cash plus accrued and unpaid interest on the Notes being tendered through February 9, 2009.

The Company is making the offer to purchase the Notes solely to fulfill its repurchase obligation under the Indenture. As required by the Indenture, the Company has delivered to Holders a notice of election, dated January 12, 2009 (the "Notice of Election"), and a form of purchase notice attached thereto as <u>Annex A</u> (the "Purchase Notice") by delivering the same to the Trustee and requesting the Trustee to forward to Holders. The Company is delivering an additional copy of the Notice of Election and the Purchase Notice along with this Schedule TO.

The terms and conditions of this offer are set forth in the offer to exchange, dated January 12, 2009 (the "Offer to Exchange"), and in the accompanying Notice of Election (including the Purchase Notice attached thereto as <u>Annex A</u>), which are all included in Exhibit (a)(1) hereto. All of the information set forth in the Offer to Exchange, the Notice of Election and the Purchase Notice is hereby incorporated by reference in response to all items of this Schedule TO except as otherwise set forth below.

Item 1.   Summary Term Sheet.

The information under the heading "Summary" in the Offer to Exchange is incorporated herein by reference.

Item 2.   Subject Company Information.

The information under the headings "The Company," "Description of the Notes" and "Market for Our Common Stock and Notes" in the Offer to Exchange is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

The information under the headings "The Company" and "Management and Controlling Persons" in the Offer to Exchange is incorporated herein by reference.

Item 4.   Terms of the Transaction.

The information under the headings "Important Information," "The Offer to Exchange—Principal Terms of the Offer to Exchange," "The Offer to Exchange—Material Differences Between the Notes and Common Stock," "The Offer to Exchange—Expiration Date; Amendment; Termination," "The Offer to Exchange—Acceptance of Notes for Exchange; Payment for Notes," "The Offer to Exchange—Procedures for Tendering Notes," "The Offer to Exchange—Withdrawal of Purchase Notice; Absence of Appraisal Rights," "The Offer to Exchange—Accounting Treatment," "Description of our Capital Stock" and "Certain U.S. Federal Income Tax Considerations" in the Offer to Exchange is incorporated herein by reference. None of the Company's officers, directors or affiliates hold any of the Notes and, therefore, no Notes are to be purchased from any officer, director or affiliate of the Company in connection herewith.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

Other than as set forth below and in the Notice of Election, neither the Company nor, to the Company's knowledge, any person controlling the Company or any of their respective directors, managers or executive officers, is a party to any agreement, arrangement or understanding with any other person with respect to Notes (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

The Company has entered into the following agreement in connection with the Notes:

- the Indenture, dated February 10, 2004, among the Company, certain subsidiaries of the Company as guarantors, and U.S. Bank, N.A. as trustee relating to the Notes.

Item 6.   Purposes of the Transaction and Plans or Proposals.

The information under the headings "Use of Proceeds" and "The Offer to Exchange—Purpose of the Offer to Exchange" in the Offer to Exchange is incorporated herein by reference.

Other than as set forth in the Offer to Exchange, the Company does not, and, to the Company's knowledge, any person controlling the Company or any of their respective directors, managers or executive officers do not, currently have any plans or proposals that relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company's corporate structure or business; (vi) a class of equity security of the Company being delisted from a national securities exchange; (vii) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or (x) any change in the Company's articles or incorporation or bylaws or other actions that could impede the acquisition of control of the Company.

Item 7.   Source and Amount of Funds or Other Consideration.

The information under the heading "The Offer to Exchange—Purpose of the Offer to Exchange" in the Offer to Exchange is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.

The information under the heading "Management and Controlling Persons" in the Offer to Exchange is incorporated herein by reference. None of the Company's officers, directors or affiliates hold any of the Notes.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

The information under the headings "Important Information" and "The Offer to Exchange—Solicitation" in the Offer to Exchange is incorporated herein by reference.

The Company will pay customary fees and reasonable out-of-pocket expenses of the paying agent of the Notes under the Indenture. The Company will also pay specified trustee-related fees and expenses and the trustee's legal and accounting expenses. The Company will not pay any fees or commission to any broker-dealer or any other person for soliciting tenders of Notes pursuant to the Offer to Exchange. The Company will reimburse, upon request, reasonable and necessary costs and expenses incurred by brokers, dealers, commercial banks and trust companies in forwarding materials to their customers.

Holders that tender their respective Notes will not be required to pay any fee or commission to the Company. If, however, a tendering Holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Item 10. Financial Statements.

The information under the headings "Historical Financial Data," "Summary Financial Data" and "Unaudited Pro Forma Consolidated Financial Information" in the Offer to Exchange is incorporated herein by reference.

Item 11. Additional Information.

The Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street NE, Washington, D.C. 20549 or through the Commission's website (http://www.sec.gov).

The following documents filed with the Commission with respect to the Company are incorporated herein by reference and shall be deemed to be a part hereof:

    (i)   The Company's Annual Report on Form 10-K for the year ended September 30, 2008 filed with the Commission on January 13, 2009;

    (ii)   All other reports filed by the Company with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above; and

    (iii)   The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on March 16, 1987.

All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Exchange and prior to the termination of the Offer to Exchange shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Exchange, shall be deemed to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Exchange, dated January 12, 2009 (including the Notice of Election attached as Exhibit A thereto and the Purchase Notice attached as Annex A to the Notice of Election)
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)	None
(b)	None
(c)	None
(d)	Indenture, dated February 10, 2004, among the Company, certain subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (filed as Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference).

Exhibit No.	Description
(e)	None
(f)	None
(g)	None
(h)	None

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MESA AIR GROUP, INC.

By: /s/ Brian S. Gillman
Name: Brian S. Gillman
Title: Executive Vice President, General
           Counsel and Secretary

Dated: January 13, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Exchange, dated January 12, 2009 (including the Notice of Election attached as Exhibit A thereto and the Purchase Notice attached as Annex A to the Notice of Election)
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)	None
(b)	None
(c)	None
(d)	Indenture, dated February 10, 2004, among the Company, certain subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (filed as Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference).
(e)	None
(f)	None
(g)	None
(h)	None